UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2014

Commission File Number: 001-36298

GeoPark Limited
(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179
Las Condes, Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM

1.	Interim Condensed Consolidated Financial Statements for the six-months period ended 30 June 2013 and 2014

Item 1

GEOPARK LIMITED

INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

For the six-months period ended 30 June 2013 and 2014

GEOPARK LIMITED
30 JUNE 2014

CONTENTS

Page

3	Consolidated Statement of Income and Statement of Comprehensive Income
4	Consolidated Statement of Financial Position
5	Consolidated Statement of Changes in Equity
6	Consolidated Statement of Cash Flow
7	Selected explanatory notes

GEOPARK LIMITED
30 JUNE 2014

CONSOLIDATED STATEMENT OF INCOME

Amounts in US$ ´000	Note	Three-months period ended 30 June 2014 (Unaudited)	Three-months period ended 30 June 2013 (Unaudited)	Six-months period ended 30 June 2014 (Unaudited)	Six-months period ended 30 June 2013 (Unaudited)
NET REVENUE	2	131,449	72,871	216,180	160,806
Production costs	4	(64,327)	(42,834)	(102,001)	(81,147)
GROSS PROFIT		67,122	30,037	114,179	79,659
Selling expenses		(5,999)	(1,591)	(12,317)	(7,658)
Exploration costs	5	(7,437)	(6,282)	(14,243)	(13,587)
Administrative costs	6	(11,833)	(11,124)	(22,962)	(20,730)
Other operating income		361	4,359	974	4,205
OPERATING PROFIT		42,214	15,399	65,631	41,889
Financial income	7	5,019	298	5,767	604
Financial expenses	8	(8,566)	(8,248)	(16,896)	(21,166)
PROFIT BEFORE TAX		38,667	7,449	54,502	21,327
Income tax		(11,321)	(2,659)	(16,832)	(7,092)
PROFIT FOR THE PERIOD		27,346	4,790	37,670	14,235
Attributable to:
Owners of the parent		21,756	2,136	28,458	8,616
Non-controlling interest		5,590	2,654	9,212	5,619
Earnings per share (in US$) for profit attributable to owners of the Company. Basic		0.39	0.05	0.52	0.20
Earnings per share (in US$) for profit attributable to owners of the Company. Diluted		0.35	0.05	0.45	0.19

STATEMENT OF COMPREHENSIVE INCOME

Amounts in US$ ´000	Three-months period ended 30 June 2014 (Unaudited)	Three-months period ended 30 June 2013 (Unaudited)	Six-months period ended 30 June 2014 (Unaudited)	Six-months period ended 30 June 2013 (Unaudited)
Profit for the period	27,346	4,790	37,670	14,235
Other comprehensive income
Currency translation differences	1,413	-	2,344	(363)
Total comprehensive Income for the period	28,759	4,790	40,014	13,872
Attributable to:
Owners of the parent	23,169	2,136	30,802	8,253
Non-controlling interest	5,590	2,654	9,212	5,619

GEOPARK LIMITED
30 JUNE 2014

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Amounts in US$ ´000	Note	At 30 June 2014 (Unaudited)	Year ended 31 December 2013
ASSETS
NON CURRENT ASSETS
Property, plant and equipment	9	785,388	595,446
Prepaid taxes		13,934	11,454
Other financial assets		6,857	5,168
Deferred income tax		18,371	13,358
Prepayments and other receivables		465	6,361
TOTAL NON CURRENT ASSETS		825,015	631,787
CURRENT ASSETS
Inventories		16,373	8,122
Trade receivables		61,336	42,628
Prepayments and other receivables		37,717	35,764
Prepaid taxes		13,722	6,979
Cash at bank and in hand		125,297	121,135
TOTAL CURRENT ASSETS		254,445	214,628

TOTAL ASSETS		1,079,460	846,415
EQUITY
Equity attributable to owners of the Company
Share capital	10	58	44
Share premium		211,274	120,426
Reserves		128,809	126,465
Retained earnings		57,201	23,906
Attributable to owners of the Company		397,342	270,841
Non-controlling interest		104,328	95,116
TOTAL EQUITY		501,670	365,957
LIABILITIES
NON CURRENT LIABILITIES
Borrowings	11	349,921	290,457
Provisions for other long-term liabilities	12	42,372	33,076
Deferred income tax		45,563	23,087
Trade and other payables	13	7,011	8,344
TOTAL NON CURRENT LIABILITIES		444,867	354,964
CURRENT LIABILITIES
Borrowings	11	18,723	26,630
Current income tax		4,299	7,231
Trade and other payables	13	109,901	91,633
TOTAL CURRENT LIABILITIES		132,923	125,494
TOTAL LIABILITIES		577,790	480,458

TOTAL EQUITY AND LIABILITIES		1,079,460	846,415

GEOPARK LIMITED
30 JUNE 2014

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to owners of the Company
Amount in US$ '000	Share Capital	Share Premium	Other Reserve	Translation Reserve	Retained earnings (accumulated losses)	Non - controlling Interest	Total
Equity at 1 January 2013	43	116,817	127,527	894	(5,860)	72,665	312,086
Profit for the first half of the year	-	-	-	-	8,616	5,619	14,235
Currency translation differences	-	-	-	(363)	-	-	(363)
Total comprehensive income for the period ended 30 June 2013	-	-	-	(363)	8,616	5,619	13,872
Proceeds from transaction with Non-controlling interest	-	-	-	-	-	5,175	5,175
Shared-based payment	-	60	-	-	3,486	-	3,546
	-	60	-	-	3,486	5,175	8,721
Balance at 30 June 2013 (Unaudited)	43	116,877	127,527	531	6,242	83,459	334,679

Balance at 31 December 2013	44	120,426	127,527	(1,062)	23,906	95,116	365,957
Profit for the first half of the year	-	-	-	-	28,458	9,212	37,670
Currency translation differences	-	-	-	2,344	-	-	2,344
Total comprehensive income for the period ended 30 June 2014	-	-	-	2,344	28,458	9,212	40,014
Proceeds from issue of shares	14	90,848	-	-	-	-	90,862
Shared-based payment	-	-	-	-	4,837	-	4,837
	14	90,848	-	-	4,837	-	95,699
Balance at 30 June 2014 (Unaudited)	58	211,274	127,527	1,282	57,201	104,328	501,670

GEOPARK LIMITED
30 JUNE 2014

CONSOLIDATED STATEMENT OF CASH FLOW

Amounts in US$ ’000	Six-months period ended 30 June 2014 (Unaudited)	Six-months period ended 30 June 2013 (Unaudited)
Cash flows from operating activities
Profit for the period	37,670	14,235
Adjustments for:
Income tax	16,832	7,092
Depreciation	48,070	32,605
Loss on disposal of property, plant and equipment	68	568
Write-off of unsuccessful exploration and evaluation assets	8,637	11,788
Amortisation of other long-term liabilities	(291)	(1,359)
Accrual of borrowing’s interests	12,841	11,881
Unwinding of long-term liabilities	706	505
Accrual of share-based payment	5,597	3,486
Income tax paid	(1,306)	(4,040)
Changes in operating assets and liabilities	(23,843)	(9,655)
Cash flows from operating activities – net	104,981	67,106
Cash flows from investing activities
Purchase of property, plant and equipment	(118,161)	(113,952)
Acquisitions of companies, net of cash acquired	(114,967)	-
Collections related to financial leases	3,391	6,489
Cash flows used in investing activities – net	(229,737)	(107,463)
Cash flows from financing activities
Proceeds from issuance of shares	90,862	-
Proceeds from borrowings	67,155	292,363
Proceeds from transaction with non-controlling interest	-	36,313
Proceeds from loans from related parties	-	8,344
Principal paid	(18,550)	(179,343)
Interest paid	(11,311)	(6,175)
Cash flows from financing activities - net	128,156	151,502
Net increase in cash and cash equivalents	3,400	111,145
Cash and cash equivalents at 1 January	121,135	38,292
Currency translation differences	753	-
Cash and cash equivalents at the end of the period	125,288	149,437
Ending Cash and cash equivalents are specified as follows:
Cash in banks	125,276	149,413
Cash in hand	21	24
Bank overdrafts	(9)	-
Cash and cash equivalents	125,288	149,437

GEOPARK LIMITED
30 JUNE 2014
SELECTED EXPLANATORY NOTES

Note 1

General information

GeoPark Limited (the Company) is a company incorporated under the law of Bermuda. The Registered Office address is Cumberland House, 9th Floor, 1 Victoria Street, Hamilton HM11, Bermuda.

The principal activity of the Company and its subsidiaries (“the Group”) are exploration, development and production for oil and gas reserves in Chile, Colombia, Brazil and Argentina. The Group has working interests and/or economic interests in 29 hydrocarbon blocks.

On 7 February 2014, the Securities and Exchange Commission (“SEC”) declared effective the Company’s registration statement upon which 13,999,700 shares were issued, including over-allotment option, at a price of US$ 7 per share. Gross proceeds from the offering totalled US$ 98 million.  As a result, the Company commenced trading on the New York Stock Exchange (“NYSE”) under the ticker symbol GPRK. Also its shares are authorized for trading on the Santiago Off-Shore Stock Exchange.

Subsequently, the Company listing cancellation on the AIM London Stock Exchange became effective on 19 February 2014.

This consolidated interim financial report was authorised for issue by the Board of Directors on
21 August, 2014.

Basis of Preparation

The consolidated interim financial report of GeoPark Limited is presented in accordance with IAS 34 “Interim Financial Reporting”. It does not include all of the information required for full annual financial statements, and should be read in conjunction with the annual financial statements as at and for the years ended 31 December 2012 and 2013, which have been prepared in accordance with IFRS.

The consolidated interim financial report has been prepared in accordance with the accounting policies applied in the most recent annual financial statements. For further information please refer to GeoPark Limited's consolidated financial statements for the year ended 31 December 2013.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual profit or loss.

The activities of the Company are not subject to significant seasonal changes.

GEOPARK LIMITED
30 JUNE 2014

Note 1 (Continued)

Estimates

The preparation of interim financial information requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended 31 December 2013.

Financial risk management

The Company’s activities expose it to a variety of financial risks: currency risk, price risk, credit risk- concentration, funding and liquidity risk, interest risk and capital risk. The interim condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual financial statements as at 31 December 2013.

There have been no changes in the risk management since year end or in any risk management policies.

Subsidiary undertakings

The following chart illustrates the Group structure as of 30 June 2014 (*):

GeoPark Limited (Bermuda)
100%
100%
99,9%
99.9%
99.9%
1%
GeoPark Latin America Limited – Bermuda (Bermuda)
GeoPark Argentina Limited – Bermuda (Bermuda)
GeoPark Latin America Coöperatie U.A. (Netherlands)
GeoPark Perú Coöperatie U.A. (Netherlands)
GeoPark Brazil Coöperatie U.A. (Netherlands)
100%
100%
80%
99.9%
GeoPark Latin America Limited Agencia en Chile (Chile)
GeoPark Argentina Limited - Argentinean Branch (Argentina)
GeoPark Colombia Coöperatie U.A. (Netherlands)
20%
LG International
GeoPark Brazil Exploração e Produção de Petróleo e Gás Ltda. (Brazil)
100%
100%
GeoPark Colombia SAS (Colombia)
Rio das Contas Produtora de Petróleo Ltda (Brazil)
80%
99.9%
80%
LG International
20%
GeoPark Chile S.A. (Chile)
GeoPark S.A. (Chile)
GeoPark Colombia S.A (Chile)
20%
LG International
80%
100%
99%
GeoPark TdF S.A. (Chile)
GeoPark Fell SpA. (Chile)
GeoPark Magallanes Limitada (Chile)

(*) LG International is not a subsidiary, it is Non-controlling interest.

During 2013 and 2014, with the purpose of conducting its multilocation activities and for allowing future business structures, the Company has incorporated certain wholly owned subsidiaries, that are dormant companies at the date of the issuance of these interim financial statements.

GEOPARK LIMITED
30 JUNE 2014

Note 1 (Continued)

Subsidiary undertakings (Continued)

Details of the subsidiaries and joint operations of the Company are set out below:

	Name and registered office	Ownership interest
Subsidiaries	GeoPark Argentina Ltd. – Bermuda	100%
	GeoPark Argentina Ltd. – Argentinean Branch	100% (a) (k)
	GeoPark Latin America Limited	100% (g)
	GeoPark Latin America Limited – Agencia en Chile	100% (a) (g)
	GeoPark S.A. (Chile)	100% (a) (b)
	GeoPark Brazil Exploração y Produção de Petróleo e Gas Ltda. (Brazil)	100% (a)
	Rio das Contas Produtora de Petróleo Ltda (Brazil)	100% (a) (j)
	GeoPark Chile S.A. (Chile)	80% (a) (c)
	GeoPark Fell S.p.A. (Chile)	80% (a) (c)
	GeoPark Magallanes Limitada (Chile)	80% (a) (c)
	GeoPark TdF S.A. (Chile)	68.8% (a) (d)
	GeoPark Colombia S.A. (Chile)	80% (a)
	GeoPark Colombia SAS (Colombia)	100% (a) (h)
	GeoPark Brazil S.p.A. (Chile)	100% (a) (b)
	GeoPark Latin America Cooperatie U.A. (The Netherlands)	100%
	GeoPark Colombia Cooperatie U.A. (The Netherlands)	100% (a) (c)
	GeoPark Perú Cooperatie U.A. (The Netherlands)	100%(b)
	GeoPark Brazil Cooperatie U.A. (The Netherlands)	100%
Associates	Raven Pipeline Company LLC (United States)	23.5% (b)
Joint operations	Tranquilo Block (Chile)	29% (i) (f)
	Otway Block (Chile)	25% (e) (f)
	Flamenco Block (Chile)	50% (f)
	Campanario Block (Chile)	50% (f)
	Isla Norte Block (Chile)	60% (f)
	Llanos 17 Block (Colombia)	36.84%
	Yamu/Carupana Block (Colombia)	75%/54.5% (f) (l)
	Llanos 34 Block (Colombia)	45% (f)
	Llanos 32 Block (Colombia)	10%
	Manati Field (Brazil)	10% (j)

(a)	Indirectly owned.
(b)	Dormant companies.
(c)	LG International has 20% interest.
(d)	LG International has 20% interest through GeoPark Chile S.A. and a 14% direct interest, totalling 31.2%.
(e)
In April 2013, the Group voluntarily relinquished to the Chilean Government all of our acreage in the Otway Block, except for 49,421 acres. In May 2013, our partners under the joint operating agreement governing the Otway Block decided to withdraw from such joint operating agreement and to apply to withdraw from the Otway Block CEOP, such that, subject to the Chilean Ministry of Energy’s approval, the Group will be the sole participant, and have a working interest of 100%, in the remaining areas in the Otway Block.

(f)	GeoPark is the operator in all blocks.
(g)	Formerly named GeoPark Chile Limited.
(h)
During 2013, the Company has finalized a merger process by which GeoPark Colombia SAS will continue the operations related to GeoPark Luna SAS (Colombia), GeoPark Llanos SAS (Colombia), La Luna Oil Co. Ltd. (Panama), Winchester Oil and Gas S.A. (Panama), GeoPark Cuerva LLC (United States), Sucursal La Luna Oil Co. Ltd. (Colombia), Sucursal Winchester Oil and Gas S.A. (Colombia) and Sucursal GeoPark Cuerva LLC (Colombia).

(i)
At 31 December 2013, the Consortium members and interest were: GeoPark 29%, Pluspetrol 29%, Wintershall 25% and Methanex 17%. During 2014, Methanex and Wintershall announced their decision to abandon the Consortium. The new ownership is being negotiated among GeoPark and Pluspetrol.

(j)	See Note 14.
(k)
In April 2014, the Company informed the Secretary of Infrastructure and Energy of the province of Mendoza of its decision to relinquish 100% of the Cerro Doña Juana and Loma Cortaderal Concessions to the Mendoza Province.

(l)	See Note 15.

GEOPARK LIMITED
30 JUNE 2014

Note 2

Net Revenue
Amounts in US$ '000	Three-months period ended 30 June 2014	Three-months period ended 30 June 2013	Six-months period ended 30 June 2014	Six-months period ended 30 June 2013

Sale of crude oil	112,022	67,946	187,256	149,817
Sale of gas	19,427	4,925	28,924	10,989
	131,449	72,871	216,180	160,806

Note 3

Segment Information

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the strategic steering committee. This committee is integrated by the CEO, COO, CFO and managers in charge of the Geoscience, Drilling, Operations and SPEED departments. This committee reviews the Group’s internal reporting in order to assess performance and allocate resources. Management has determined the operating segments based on these reports.

The committee considers the business from a geographic perspective.

The strategic steering committee assesses the performance of the operating segments based on a measure of Adjusted EBITDA. Adjusted EBITDA is defined as profit for the period before net finance cost, income tax, depreciation, amortization and certain non-cash items such as impairments and write-offs of unsuccessful exploration and evaluation assets, accrual of stock options and stock awards. Other information provided, except as noted below, to the strategic steering committee is measured in a manner consistent with that in the financial statements.

GEOPARK LIMITED
30 JUNE 2014

Note 3 (Continued)

Segment Information (Continued)

Six-months period ended 30 June 2014

Amounts in US$ '000	Total	Argentina	Chile	Brazil	Colombia	Corporate
Net Revenue	216,180	853	86,368	12,287	116,672	-
Gross Profit	114,179	713	47,962	5,106	60,398	-
Operating Profit / (Loss)	65,631	(3,181)	27,283	3,015	42,380	(3,866)
Adjusted EBITDA	124,780	(1,223)	53,218	7,066	67,520	(1,801)

Six-months period ended 30 June 2013

Amounts in US$ '000	Total	Argentina	Chile	Brazil	Colombia	Corporate
Net Revenue	160,806	733	82,855	-	77,218	-
Gross Profit	79,659	19	49,167	-	30,473	-
Operating Profit / (Loss)	41,889	(1,822)	33,239	(1,365)	17,801	(5,964)
Adjusted EBITDA	84,014	(1,284)	52,267	(1,341)	38,296	(3,924)

Total Assets	Total	Argentina	Chile	Brazil	Colombia	Corporate
30 June 2014	1,079,460	5,221	538,603	168,689	305,348	61,599
31 December 2013	846,415	7,977	477,263	29,222	259,421	72,532

A reconciliation of total Adjusted EBITDA to total profit before income tax is provided as follows:
	Three-months period ended 30 June 2014	Three-months period ended 30 June 2013	Six-months period ended 30 June 2014	Six-months period ended 30 June 2013
Adjusted EBITDA for reportable segments	76,401	34,362	124,780	84,014
Depreciation (a)	(27,570)	(16,836)	(45,678)	(32,605)
Share-based payment	(2,635)	(1,679)	(5,597)	(3,486)
Impairment and write-off of unsuccessful efforts	(4,550)	(5,871)	(8,637)	(11,788)
Others (b)	569	5,423	763	5,754
Operating profit	42,215	15,399	65,631	41,889
Financial results	(3,547)	(7,950)	(11,129)	(20,562)
Profit before tax	38,668	7,449	54,502	21,327

(a)	Net of capitalised costs for oil stock included in Inventories.
(b)	Includes internally capitalised costs.

GEOPARK LIMITED
30 JUNE 2014

Note 4

Production costs
Amounts in US$ '000	Three-months period ended 30 June 2014	Three-months period ended 30 June 2013	Six-months period ended 30 June 2014	Six-months period ended 30 June 2013
Depreciation	25,775	16,447	46,980	31,898
Well and facilities maintenance	5,777	4,733	10,243	9,003
Royalties	6,378	4,086	10,795	8,650
Consumables	4,803	3,049	9,220	6,610
Transportation costs	3,491	2,691	7,075	4,946
Staff costs	3,769	5,518	6,866	7,518
Equipment rental	2,194	782	4,074	2,360
Field camp	1,533	846	2,856	1,844
Gas plant costs	804	776	1,639	1,587
Non operated blocks costs	1,587	1,544	2,834	2,110
Other costs	4,811	4,564	7,336	5,794
Crude oil stock variation	3,405	(2,202)	(7,917)	(1,173)
	64,327	42,834	102,001	81,147

Note 5

Exploration costs

Amounts in US$ '000	Three-months period ended 30 June 2014	Three-months period ended 30 June 2013	Six-months period ended 30 June 2014	Six-months period ended 30 June 2013
Write-off of unsuccessful exploration and evaluation assets	4,550	5,871	8,637	11,788
Staff costs	2,823	1,889	5,721	4,084
Other services	634	146	1,065	219
Allocation to capitalised project	(570)	(265)	(1,180)	(1,145)
Amortisation of other long-term liabilities related to unsuccessful efforts	-	(600)	-	(600)
Recovery of abandonments costs	-	(759)	-	(759)
	7,437	6,282	14,243	13,587

GEOPARK LIMITED
30 JUNE 2014

Note 6

Administrative costs

Amounts in US$ '000	Three-months period ended 30 June 2014	Three-months period ended 30 June 2013	Six-months period ended 30 June 2014	Six-months period ended 30 June 2013
Staff costs	5,252	4,801	10,810	9,976
Consultant fees	1,528	1,946	2,791	3,082
Office expenses	1,037	439	1,806	781
New projects	880	485	1,311	661
Depreciation	571	389	1,090	707
Travel expenses	463	671	967	1,190
Director fees and allowance	326	726	612	992
Other administrative expenses	1,776	1,667	3,575	3,341
	11,833	11,124	22,962	20,730

Note 7

Financial income

Amounts in US$ '000	Three-months period ended 30 June 2014	Three-months period ended 30 June 2013	Six-months period ended 30 June 2014	Six-months period ended 30 June 2013
Exchange difference	3,173	(36)	3,404	2
Interest received	1,846	334	2,363	602
	5,019	298	5,767	604

Note 8

Financial expenses
Amounts in US$ '000	Three-months period ended 30 June 2014	Three-months period ended 30 June 2013	Six-months period ended 30 June 2014	Six-months period ended 30 June 2013
Bank charges and other financial costs	708	1,303	1,015	1,568
Bond GeoPark Fell SpA cancellation costs	-	-	-	8,603
Exchange difference	498	931	2,012	1,483
Unwinding of long-term liabilities	651	289	706	505
Interest and amortisation of debt issue costs	7,544	6,227	14,380	9,931
Less: amounts capitalised on qualifying assets	(835)	(502)	(1,217)	(924)
	8,566	8,248	16,896	21,166

GEOPARK LIMITED
30 JUNE 2014

Note 9

Property, plant and equipment
Amounts in US$'000	Oil & gas properties	Furniture, equipment and vehicles	Production facilities and machinery	Buildings and improve-ments	Construction in progress	Exploration and evaluation assets	TOTAL
Cost at 1 January 2013	344,371	3,576	86,949	3,198	54,025	93,106	585,225
Additions	2,502	1,128	10	47	59,479	83,979	147,145
Disposals	(546)	(22)	(15,870)	-	-	-	(16,438)
Write-off and impairment (1)	-	-	-	-	-	(11,788)	(11,788)
Transfers	77,166	-	14,963	927	(61,433)	(31,623)	-
Cost At 30 June 2013	423,493	4,682	86,052	4,172	52,071	133,674	704,144

Cost at 1 January 2014	493,260	5,731	98,837	7,018	40,429	147,759	793,034
Additions	1,592	1,460	-	-	53,365	71,517	127,934
Acquisition of subsidiaries	115,345	270	-	-	-	-	115,615
Currency translation differences	3,168	-	-	-	-	-	3,168
Disposals	-	(319)	-	-	-	-	(319)
Write-off and impairment (1)	-	-	-	-	-	(8,637)	(8,637)
Transfers	91,219	-	7,568	95	(48,798)	(50,084)	-
Cost At 30 June 2014	704,584	7,142	106,405	7,113	44,996	160,555	1,030,795

Depreciation and write-down at 1 January 2013	(98,156)	(1,836)	(26,336)	(1,060)	-	-	(127,388)
Depreciation	(27,418)	(427)	(4,480)	(280)	-	-	(32,605)
Depreciation and write-down At 30 June 2013	(125,574)	(2,263)	(30,816)	(1,340)	-	-	(159,993)

Depreciation and write-down at 1 January 2014	(157,390)	(2,800)	(35,677)	(1,721)	-	-	(197,588)
Depreciation	(41,356)	(702)	(5,623)	(389)	-	-	(48,070)
Disposals	-	251	-	-	-	-	251
Depreciation and write-down at 30 June 2014	(198,746)	(3,251)	(41,300)	(2,110)	-	-	(245,407)

Carrying amount at 30 June 2013	297,919	2,419	55,236	2,832	52,071	133,674	544,151
Carrying amount at 30 June 2014	505,838	3,891	65,105	5,003	44,996	160,555	785,388

(1)
Corresponds to write-off of Exploration and evaluation assets in Chile for US$ 6,865,000 (US$ 8,753,000 in 2013) and US$ 1,772,000 in Colombia (US$ 3,035,000 in 2013). During the second quarter of 2014 the Company has written off all of its assets related to Otway Block in Chile for US$ 2,778,000 and two wells in the Non operated Arrendajo Block in Colombia.

GEOPARK LIMITED
30 JUNE 2014

Note 10

Share capital
Issued share capital	Six-months period ended 30 June 2014	Year ended 31 December 2013
Common stock (US$ ´000)	58	44
The share capital is distributed as follows:
Common shares, of nominal US$ 0.001	57,863,615	43,861,614
Total common shares in issue	57,863,615	43,861,614

Authorised share capital
US$ per share	0.001	0.001

Number of common shares (US$ 0.001 each)	5,171,949,000	5,171,949,000
Amount in US$	5,171,949	5,171,949

GeoPark’s share capital only consists of common shares. The authorized share capital consists of 5,171,949,000 common shares of par value US$0.001 per share. As of the date of this interim condensed consolidated report, there are 57,863,615 common shares outstanding (see Note 1). All of the Company issued and outstanding common shares are fully paid and nonassessable. The Company also has an employee incentive program, pursuant to which it has granted share awards to its senior management and certain key employees (see Notes 25 and 29 to the audited Consolidated Financial Statements as of 31 December 2013).

Note 11

Borrowings

The outstanding amounts are as follows:

Amounts in US$ '000	At 30 June 2014	Year ended 31 December 2013
Bond GeoPark Latin America Agencia en Chile (a)	300,427	299,912
Banco de Chile (b)	-	15,002
Banco de Crédito e Inversiones (c)	152	2,143
Banco Itaú (d)	68,056	-
Overdrafts (e)	9	30
	368,644	317,087

Classified as follows:

Current	18,723	26,630
Non-Current	349,921	290,457

GEOPARK LIMITED
30 JUNE 2014

Note 11 (Continued)

Borrowings (Continued)

(a) During February 2013, the Company successfully placed US$ 300 million notes which were offered under Rule 144A and Regulation S exemptions of the United States Securities laws.

The Notes, issued by the Company's wholly-owned subsidiary GeoPark Latin America Limited Agencia en Chile ("the Issuer"), were priced at 99.332% and carry a coupon of 7.50% per annum (yield 7.625% per annum). Final maturity of the notes will be 11 February 2020. The Notes are guaranteed by GeoPark Limited and GeoPark Latin America Cooperatie U.A. and are secured with a pledge of all of the equity interests of the Issuer in GeoPark Chile S.A. and GeoPark Colombia Cooperatie U.A. and a pledge of certain intercompany loans.  Notes were rated single B by both Standard & Poor's and Fitch Ratings. The debt issuance cost for this transaction amounted to US$ 7,637,000. The Notes include covenants restricting dividend payments and new indebtedness. As of the date of these interim condensed consolidated financial statements, the Company has complied with these covenants.

(b) Short term financing obtained in December 2013 and fully repaid in January 2014. The interest rate applicable to this loan was 0.71% per annum.

(c) Facility to establish the operational base in the Fell Block. This facility was acquired through a mortgage loan granted by the Banco de Crédito e Inversiones (BCI), a Chilean private bank. The loan was granted in Chilean pesos and is repayable over a period of 8 years. The interest rate applicable to this loan is 6.6%. The outstanding amount at 30 June 2014 is US$ 152,000 (US$ 212,000 in 2013).

In addition, during 2011, GeoPark TdF obtained financing from BCI to start the operations in the newly acquired blocks. The outstanding amount at 31 December 2013 was US$ 1,931,000. This financing was structured as letter of credit and was fully repaid in February 2014.

(d) During March 2014, GeoPark executed a loan agreement with Itaú BBA International for
US$ 70,450,000 to finance the acquisition of a 10% working interest in the Manatí field in Brazil (see Note 14). The interest rate applicable to this loan is LIBOR plus 3.9% per annum. The interest will be paid semi-annually; principal will be cancelled semi-annually with a year grace period. The debt issuance cost for this transaction amounted to US$ 3,295,000. This loan includes covenants restricting dividend payments and new indebtedness. As of the date of these interim condensed consolidated financial statements, the Company has complied with these covenants.

(e) The Group has been granted with credit lines for over US$ 85,000,000.

GEOPARK LIMITED
30 JUNE 2014

Note 12

Provision for other long-term liabilities

The outstanding amounts are as follows:
Amounts in US$ '000	At 30 June 2014	Year ended 31 December 2013
Assets retirement obligation and other environmental liabilities	31,909	24,166
Deferred income	5,912	6,204
Other	4,551	2,706
	42,372	33,076

Note 13

Trade and other payables

The outstanding amounts are as follows:
Amounts in US$ '000	At 30 June 2014	Year ended 31 December 2013
Trade payables	76,807	61,130
V.A.T.	8,049	8,074
Taxes and other debts to be paid	7,263	9,190
Staff costs to be paid	7,066	8,551
Payables to related parties (1)	7,011	8,456
To be paid to co-venturers	6,118	1,201
Royalties to be paid	4,598	3,375
	116,912	99,977

Classified as follows:

Current	109,901	91,633
Non-Current	7,011	8,344

(1)	Corresponds to related parties loans granted by LGI. The maturity of these loans is December 2015 and the applicable interest rate is 8% per annum.

GEOPARK LIMITED
30 JUNE 2014

Note 14

Entry in Brazil

Acquisition in Brazil

GeoPark entered into Brazil with the acquisition of a 10% working interest in the offshore Manati gas field ("Manati Field"), the largest natural gas producing field in Brazil. On May 14, 2013, GeoPark executed a stock purchase agreement ("SPA") with Panoro Energy do Brazil Ltda., the subsidiary of Panoro Energy ASA, ("Panoro"), a Norwegian listed company with assets in Brazil and Africa, to acquire all of the issued and outstanding shares of its wholly-owned Brazilian subsidiary, Rio das Contas Produtora de Petróleo Ltda ("Rio das Contas"), the direct owner of 10% of the BCAM-40 block (the "Block"), which includes the shallow-depth offshore Manati Field in the Camamu-Almada basin.

GeoPark has paid a cash consideration of US$ 140 million at 31 March 2014 or the closing date, which was adjusted for working capital with an effective date of 30 April 2013. The agreement also provides for possible future contingent payments by GeoPark over the next five years, depending on the economic performance and cash generation of the Block (see Note 34 to the audited Consolidated Financial Statements as of 31 December 2013).

The Manati Field is a strategically important, profitable upstream asset in Brazil and currently provides approximately 50% of the gas supplied to the northeastern region of Brazil and more than 75% of the gas supplied to Salvador, the largest city and capital of the northeastern state of Bahia. The field is largely developed with existing producing wells and an extensive pipeline, treatment and delivery infrastructure and is not expected to require significant future capital expenditures to meet current production estimates. Additional reserve development may be possible.

The Manati Field is operated by Petrobras (35% working interest), the Brazilian national company, largest oil and gas operator in Brazil and internationally-respected offshore operator. Other partners in the block include Queiroz Galvao Exploracao e Producao (45% working interest) and Brasoil Manati Exploracao Petrolifera S.A. (10% working interest).

In accordance with the acquisition method of accounting, the acquisition cost was allocated to the underlying assets acquired and liabilities assumed based primarily upon their estimated fair values at the date of acquisition. An income approach (being the net present value of expected future cash flows) was adopted to determine the fair values of the mineral interest. Estimates of expected future cash flows reflect estimates of projected future revenues, production costs and capital expenditures based on our business model. The purchase price allocation performed is preliminary, since the valuation process is ongoing. This process will be completed during 2014.

GEOPARK LIMITED
30 JUNE 2014

Note 14 (Continued)

Entry in Brazil (Continued)

The following table summarises the consideration paid, the preliminary fair value of assets acquired and liabilities assumed for the abovementioned transaction:

Amounts in US$ '000	Total
Cash (including working capital adjustments)	140,100
Total consideration	140,100
Cash and cash equivalents	25,133
Property, plant and equipment (including mineral interest)	115,615
Trade receivables	9,757
Prepayments and other receivables	3,177
Other financial assets	950
Deferred income tax liabilities	(3,132)
Trade and other payables	(4,538)
Provision for other long-term liabilities	(6,862)
Total identifiable net assets	140,100

Round 12 in Brazil

On 28 November 2013, the ANP awarded GeoPark with two new concessions in a new international bidding round, Round 12 (see Note 34 to the audited Consolidated Financial Statements as of 31 December 2013).

In Brazil, GeoPark Brazil is currently a party to a legal proceeding related to the concession agreement of Block PN-T-597 that the ANP initially awarded to GeoPark Brazil in the 12th oil and gas bidding round. As a result of a class action filed by the Federal Prosecutor’s Office, an injunction was issued by a Brazilian Federal Court against the ANP, the Federal Government and GeoPark Brazil on 13 December 2013. Due to the injunction GeoPark Brazil could not proceed to execute the concession agreement, and cannot do so until the injunction is lifted. According to the terms of the Court’s injunction, the ANP will first need to take certain actions, such as conducting studies that prove that drilling unconventional resources will not contaminate the dams and aquifers in the region. On 21 February 2014, GeoPark Brazil requested that the board of the ANP suspend the execution of the concession agreement (which entails delivery of the financial guarantee and performance guarantee and payment of the signing bonus) for six months with a possible extension of an additional six months, or until a firm court decision is reached that does not prevent GeoPark Brazil from entering into the concession agreement. On 16 April 2014, the ANP’s Board enacted a resolution stating that all proceedings related to the award of the concession of Block PN-T-597 to GeoPark Brazil were suspended.

GEOPARK LIMITED
30 JUNE 2014

Note 15

Subsequent events

New exploratory license in Colombia

GeoPark continued its expansion in Colombia through the award of a new exploratory license during the 2014 Colombia Bidding Round, carried out by the Agencia Nacional de Hidrocarburos (“ANH”) on 23 July 2014 in Cartagena, Colombia.

GeoPark was awarded the VIM-3 Block in the Lower Magdalena Basin, covering an area of approximately 225,000 acres. The block has an attractive oil and gas exploration potential in a large area within a proven hydrocarbon system, surrounded by existing oil and gas fields and with sparse exploration activity carried out to date.

GeoPark’s winning bid consisted of committing to a minimum investment program of 200 sq km of 2D seismic and drilling one exploration well, with a total estimated investment of US$ 22.2 million during the initial three year exploratory period and a Royalty X Factor of 3%. GeoPark will operate and have a 100% working interest in the block. The winning bid is subject to final signature of the contracts with the ANH, which is currently scheduled for third quarter of 2014.

Swap operation in Colombia

On 29 July 2014, GeoPark’s Colombian subsidiary agreed to exchange its 10% non-operating economic interest in Arrendajo Block for additional interests held by the seller in the Yamú Block (GeoPark operated) that includes a 15% economic interest  in all of the Yamú fields except for the Carupana field, where the seller had a 25% economic interest. According to the terms of the exchange, GeoPark will also receive US$3.2 million in cash from the exchange, adjusted by working capital. Following this transaction, GeoPark will continue to be the operator and have a 79.5% interest in the Carupana Field and 90% in Yamú and Potrillo Fields, all fields located in the Yamú Block.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief FinancialOfficer

Date: August 25, 2014